Exhibit 4.30

BLUE SQUARE REAL ESTATE LTD.

First Schedule

Debentures (Series A)

The Company will issue a series of up to NIS 100,000,000 par value registered Debentures (Series A), repayable in 4 equal annual payments on the 31st day of August of each of the years 2013 – 2016 (inclusive), which are offered to the public at a price equal to their par value. The Debentures (Series A) bear interest at a rate of 6.25% per annum, which will be paid twice per year, on February 28 and on August 31 of each the years 2007 and 2016 (inclusive), until the final redemption of the Debentures. The Debentures (Series A) are linked (as to principal and interest) to the Consumer Price Index for the month of July 2006. The Debentures (Series A) are convertible on any trading day, commencing from the date of their listing for trading on the Stock Exchange and until August 16, 2016 (inclusive), except during the periods from August 17 until August 31 of each of the years 2013 until 2015 (inclusive), into registered ordinary shares of NIS 1 par value each of the Company, at a conversion rate of NIS 100 par value Debentures (Series A) for one ordinary share of NIS 1 par value until August 31, 2008 and after that date and until August 16, 2016, at a conversion rate of NIS 300 par value Debentures (Series A) for one ordinary share of NIS 1 par value (subject to adjustments as described in Clause 10.3 of the conditions overleaf).

Registered Debentures (Series A)

Number       1

Par value NIS 100,000,000

Annual interest 6.25%

1.	This certificate witnesses that Blue Square Real Estate (hereinafter: “the Company”) will pay the Bank Hapoalim Nominees Company Ltd., or whomever is the registered owner of this Debenture (hereinafter: “Holder of the Debenture (Series A)”), at the end of the trading day of August 31 in each of the years 2013 – 2016 part of the par value principal of the Debentures (Series A) which are in circulation, all subject to the conditions of linkage and the remaining terms and conditions set forth in the Conditions Overleaf.

2.	Payments of the principal of the Debentures and payments of the interest will be made against delivery of the Debenture to the Company at its registered office, as stated in the Conditions Overleaf, or at any other place of which the Company gives notice, not later than five business days prior to the date of payment.

3.	In addition, this certificate witnesses that the Company will convert for a holder of the Debenture (Series A) or for anyone who is the registered owner of this Debenture (Series A), at the time of surrender of this Debenture (Series A) for conversion, the Debenture (Series A) into ordinary shares of NIS 1 par value of the Company on any trading day commencing from the date of their listing for trading and until August 16, 2016 (inclusive), except in the period between August 17 and August 31 (inclusive) of each of the years 2013 until 2015 (inclusive), on a basis that every NIS 100 par value Debentures (Series A) will be converted into one ordinary share of NIS 1 par value of the Company until August 31, 2008, and after that date and until August 16, 2016, according to a conversion rate of NIS 300 par value Debentures (Series A) for one ordinary share of NIS 1 par value (subject to adjustments as set forth in Clause 10.3 of the Conditions recorded overleaf), provided that the conversion rate shall not be lower than the par value of the conversion shares.

4.	Debentures (Series A) are issued in accordance with a deed of trust (hereinafter: “Deed of Trust”) dated August 14, 2006, which was signed between the Company and Hermetic Trust (1975) Ltd. (hereinafter: “the Trustee”).

5.	All the Debentures (Series A) will have a security ranking which is pari passu between the debentures in connection with the Company’s obligations pursuant to the Debentures (Series A) and without any preferential right or priority for one debenture over another.

6.	This Debenture (Series A) is issued subject to the conditions set forth overleaf, and to the conditions set forth in the Deed of Trust and in the Prospectus.

Signed and sealed with the rubber stamp of the Company on ____________

In the presence of:

Chairman of the board of directors:

By: /s/ D. Weissman

CONDITIONS RECORDED OVERLEAF

1.	General

1.1	In this Debenture (Series A) the following expressions will have the following meanings, unless a different meaning is to be implied from the context, namely:

"The Company" and/or "the Issuer"	–	Blue Square Real Estate Ltd.

"The Deed of Trust"	–	A deed of trust signed between the Company and the Trustee on August 14, 2005, including the appendices attached thereto which constitute an integral part thereof;

"The Prospectus"	–	The Company's Prospectus which is about to be published, inter alia, in respect of the issue of the Debentures (Series A);

"Debentures (Series A)"	–	Registered Debentures (Series A) of the Company which will be issued in accordance with the Prospectus, and which are in circulation, for the time being;

"The Trustee"	–	Hermetic Trust (1975) Ltd. and/or whoever serves from time to time as trustee for the holders of the Debentures (Series A) in accordance with the Deed of Trust;

"Register"	–	A register of holders of the Debentures (Series A) as mentioned in Clause 24 of the Deed of Trust;

"Holders of the Debentures (Series A)"	–	The persons whose names are registered for the time being in the register of holders of Debentures (Series A) and in the case of several joint holders, the joint holder whose name stands first in the register;

"Debentures (Series A) certificate"	–	A certificate of Debenture (Series A) the text of which appears as the First Schedule to this deed;

"The Law"	–	The Securities Law, 5728-1968 and the regulations pursuant thereto as in force from time to time;

"Principal"	–	The par value of the Debentures (Series A) which are in circulation;

"Consumer Price Index"	–	The price index known by the name of "Consumer Price Index", including fruit and vegetables, published by the Central Bureau of Statistics and Economic Research, and including that index even if it is published by another official body or institution, and also including any official index that may come in its stead, whether or not same is structured on the same data on which the existing index is structured. If another index should replace it which is published by such body or institution, and such body or institution has not fixed the ratio between that index and the replaced index, the ratio will be determined by the Central Bureau of Statistics, and if such ratio has not been fixed as aforesaid, then it will be fixed by the Trustee who will, in consultation with experts on economics chosen by the Trustee, determine the ratio between the other index and the replaced index;

"Known index"	–	The last-known Consumer Price Index;

"Basic Index"	–	The Consumer Price Index in respect of July 2006, which was published on August 15, 2006;

"Payment index"	–	The Consumer Price Index known on the date of effecting any payment on account of the principal or the interest;

"Trading day"	–	A day on which the banks in Israel are open for the execution of transactions;

"Stock Exchange"	–	The Tel Aviv Stock Exchange Ltd.

1.2	This Debenture is one of a series of registered Debentures (Series A) in an aggregate par value of up to NIS 100,000,000. The Debentures of this series will rank pari passu in connection with the Company’s obligations pursuant to the Debentures (Series A) without any preference or priority for one over another in relation to the amounts that are due.

2.	Securing of the Debentures (Series A)

2.1	The Company’s obligation for repayment of the Debentures (Series A) (principal, interest and linkage differentials) is not secured by any charge or encumbrance.

For the avoidance of doubt it is clarified that there is no obligation on the Trustee to examine, and in practice the Trustee has not examined, the necessity for furnishing collateral to secure the payments to the debenture holders. By its entering into this Deed of Trust, and the Trustee’s consent to serve as a trustee for the debenture holders, the Trustee does not express its opinion, expressly or impliedly, as to the Company’s ability to meet its obligations to the debenture holders. Nothing in the foregoing shall derogate from the Trustee’s duties according to law and/or the Deed of Trust, and nothing therein derogates from the Trustee’s obligation (to the extent that such obligation is imposed on the Trustee according to any law) to examine the impact of changes in the Company from the date of the Prospectus onwards to the extent that same could adversely affect the Company’s ability to meet its obligations to holders of the Debentures (Series A). Nothing in the foregoing shall derogate from the Trustee’s duties according to law and/or the Deed of Trust.

2.2	It is hereby clarified that the Company will be entitled to charge and encumber its property, in whole or in part, under any encumbrance and in any manner without a necessity for consent of any sort from the Trustee.

2.3	The Debentures (Series A) will rank pari passu in connection with the Company’s obligations pursuant to the Debentures (Series A) without preference or priority for one over another.

3.	Date of repayment of the principal of the Debentures (Series A)

The Debentures (Series A) are repayable in 4 equal annual installments on August 31 of each of the years 2013 – 2016 (inclusive).

4.	The interest

The principal of the Debentures (Series A) will bear annual interest at a rate of 6.25%. The interest will be calculated on the basis of an interest period of one year and will be paid every 6 months on August 31 and on February 28 of each of the years between 2007 and 2016 (inclusive) until the final redemption of the principal of the Debentures (Series A) in respect of the 6 month period ended on the last day prior to the date of payment, apart from the first payment of interest which will be made on February 28, 2007, for the period commencing on the first trading day after closing of the subscriptions list, and which will end on February 28, 2007, on the basis of 365 days in a year.

The last payment of interest in respect of the Debentures (Series A) will be made on August 31, 2016, concurrent with payment of the balance of the principal of the Debentures (Series A) in circulation, and against return and surrender of the debenture certificates.

5.	Deferment of times

Where the date prescribed for any payment of interest and/or of principal of the Debentures (Series A) falls on a day that is not a business day, the time will be deferred to the immediately following business day thereafter and no interest shall be payable in respect of this deferment. A business day is any day on which the banks in Israel are open for purposes of executing transactions.

6.	Conditions of linkage of the principal and the interest

The principal of the Debentures and the interest thereon will be linked to the Consumer Price Index in accordance with the following conditions of linkage:

The term “Consumer Price Index” (hereinafter: “the Index”) means – the price index known by the name of “Consumer Price Index”, including fruit and vegetables, which is published by the Central Bureau of Statistics, and including such index even if it is published by another official body or institution instead of the Central Bureau of Statistics, and also including any official index that may replace it, whether or not such other index is structured on the same data on which the existing index is structured. If another index should replace it which is published by a body or institution as aforesaid, and such body or institution has not fixed the ratio between that index and the replaced index, the ratio will be fixed by the Central Bureau of Statistics. If such ratio is not fixed as aforesaid, then the ratio between the other index and the replaced index will be determined by the Company in consultation with experts in economics who will be selected by it.

The term “the payment index” means – the Consumer Price Index which is known on the date of effecting any payment on account of the principal and/or the interest. However if the payment index is lower than the basic index, the payment index will be the basic index.

The term “basic index” means – the Consumer Price Index in respect of the month of July, published on August 15, 2006.

The term “the known index” means – the last-known Consumer Price Index.

If it should become apparent at the time of effecting of any payment on account of the principal and/or the interest that the payment index has risen as compared with the basic index, the Company will make such payment of the principal and/or the interest where same is increased proportionately to the extent of the rise in the payment index as against the basic index, but if it becomes apparent that the payment index is equal to or less than the basic index, the Company will make such payment according to the basic index.

7.	Payments of principal and interest of the debentures

The payments on account of the principal in respect of the Debentures (Series A) will be made to the persons whose names are registered in the register of debenture holders as holders at the end of the day on August 19 immediately preceding the date on which the effecting of such payment falls in the years 2013 – 2016 (hereinafter: “the Date Specified for Payment of the Principal”).

Payments on account of the interest in respect of the Debentures (Series A) will be made to the persons whose names are registered in the register of debenture holders as holders at the end of the day on February 16 or August 19, as the case may be, immediately preceding the date on which the effecting of such payment falls in the years 2007 until 2016 (inclusive) (hereinafter: “the Date Stipulated for Payment of Interest”).

The last payment of the principal and the interest will be made on August 31, 2016, against delivery and surrender of the debenture certificates to the Company at its registered office, or at such other place of which the Company shall give notice. The Debentures must be delivered to the Company at least five business days before the Date Specified for Effecting the Payment of the Principal.

Payment to the entitled persons will be made by checks or by bank transfer to the credit of the bank account of those persons whose names are registered in the register of debenture holders, or who deliver the debenture certificates, respectively, as aforesaid. The payment will be made subject to the conditions of linkage as set forth above and with deduction of tax at source.

If a holder of a Debenture who is entitled to payment as aforesaid has not furnished the Company in good time with details about his bank account, each payment on account of the interest and the principal will be made by way of check that will be sent by registered mail to his last address recorded in the register of debenture holders. Sending of a check by registered mail to the entitled person as aforesaid shall, for all intents and purposes, be deemed to be payment of the amount denominated therein on the date of dispatch by post, provided that the check is met upon its due presentation for collection. No check will be sent for an amount of less than NIS 50, but it will be possible to obtain the payment in cash at the Company’s offices.

A debenture holder wishing to alter the payment instructions he has given may do so by way of notice by registered letter, but the Company will only comply with the instruction if it reaches the Company’s registered office at least 30 days before the date specified for effecting any payment pursuant to the Debentures. In a case that the notice is received by the Company late, the Company will act pursuant thereto only in relation to payments the due date for payment of which is subsequent to the date of payment immediately following receipt of the notice.

8.	Failure to make payment for a reason not dependent on the Company

Any amount due to a debenture holder which is not actually paid for a reason that is not dependent on the Company at the date of redemption and/or at the date of payment of the interest, in circumstances where the Company was prepared to pay it, will cease to bear interest and linkage differentials that were stipulated for the payment thereof, and the debenture holder will only be entitled to those amounts he would have been entitled to on the date specified for effecting of such payment on account of the interest or in respect of the principal.

Within 14 days from the date specified for payment, the Company shall deposit with the Trustee the amount for payment which was not paid for a reason not dependent on the Company, and such deposit shall be deemed to be a discharge of such payment, and in the case of discharge of everything due in respect of the Debentures, also as redemption of the Debenture.

The Trustee shall invest every amount that has been deposited, as aforesaid, in its name and to its order in favor of those debenture holders and may invest in investments that are permitted to it according to the laws of the State of Israel and the provisions of the Deed of Trust, as the Trustee shall deem fit and subject to the provisions of the law. Where the Trustee has done so, it will not be liable to the entitled persons in respect of such amounts, other than for the proceeds that are received from a realization of the investments, less the expenses connected with the aforesaid investment, the maintaining of the trust account and a deduction of the Trustee’s remuneration, and it shall make payment thereof to the entitled persons against presentation of such proof as may be demanded by it to its full satisfaction, and with deduction of all the compulsory payments.

The Trustee shall hold the aforesaid amounts and shall invest same in the manner aforesaid up to the end of one year from the date of redemption of the Debentures (Series A). After that date the Trustee shall return the amounts which have accumulated in its hands (including the fruits thereof), less its expenses, to the Company, which shall hold these amounts in trust for the debenture holders.

9.	Register of holders of Debentures (Series A)

The Company shall keep and maintain at its registered office a register of holders of the Debentures (Series A), in which the names and addresses of holders of the Debentures (Series A) shall be recorded, as well as the number and par value of the registered Debentures (Series A). In addition every transfer of ownership of Debentures shall be registered in the register in accordance with the provisions of the Deed of Trust. The Trustee and any holder of a Debenture (Series A) may inspect the register of holders of the Debentures (Series A) at any reasonable time. The Company is entitled to close the register from time to time for a period or periods which shall not in aggregate exceed 30 days in a year.

The Company will not be obliged to register any notice in the register of holders of the Debentures (Series A) with regard to an express, implied or presumed trust, or a pledge or charge of any sort, or of any equitable right, claim or set-off or any other right in connection with the Debentures. The Company will only recognize the title of the person in whose name the Debentures are registered, provided that his lawful heirs, the administrators of the estate or executors of the registered holder and any person who may be entitled to the Debentures as a consequence of the bankruptcy of any registered holder (and if it is a body corporate – by virtue of its liquidation) will be entitled to be registered as holders thereof, after providing such proof as is sufficient, in the Company’s opinion, to prove the right of any of them to be registered as a holders.

10.	Splitting of certificate of Debentures (Series A) and transfer thereof

Every certificate of Debentures (Series A) may be split into a number of certificates of Debentures (Series A) the aggregate amount of the principal of which is equivalent to the amount denominated in the certificate the splitting of which is requested, provided that the new debenture certificates that will be issued will each be in par value amounts in whole shekels, and this will be done against the delivery and surrender of such debenture certificate to the Company at its registered office for purposes of effecting the split. The split will be effected within 30 days from the end of the month in which the certificate was delivered to the Company’s office.

The Debenture is transferable in respect of any liquidated amount, provided that it shall be in whole shekels, by way of a deed of transfer drawn in the usual form as applies in the Company for the transfer of shares, duly signed by its registered holder or his lawful representative/s.

The deed of transfer must be delivered for registration to the Company’s registered office accompanied by the Debenture and such appropriate proof of identity and right as the Company may demand, and together with proof, to the Company’s satisfaction, in regard to payment of stamp duty and other compulsory governmental payments, if there are such. The Company will be entitled to retain the deed of transfer in its possession.

All the expenses connected with a split and/or transfer of Debentures, including stamp duty and other levies, if there are such, shall be borne by the party requesting the split and/or the transfer. The provisions contained in this clause shall also apply to a renunciation of debentures, mutatis mutandis.

The Company’s Articles which apply to the transfer of fully paid-up shares shall apply –mutatis mutandis – to the transfer of the debentures.

11.	Early redemption

If it should be decided by the Stock Exchange to expunge the Debentures (Series A) in circulation from trading due to the fact that the value of the public’s holdings thereof is less than the minimum amount specified in the Stock Exchange directives with regard to deletion from trading, the Company will act as follows:

11.1	Within 45 days from the date of the Stock Exchange notice regarding deletion of the Debentures (Series A) from trading, the Company will give notice of a date of early redemption at which the holder of Debentures (Series A) will be entitled to redeem same.

11.2	The notice regarding the date of early redemption will be published in two widely circulating Hebrew dailies appearing in Israel, and in an immediate report on the Magna system and shall be delivered in writing to the Trustee and to all the registered holders of the Debentures (Series A).

11.3	The date of early redemption will fall not less than 30 days from the date of publication of the notice and not later than 45 days from the aforesaid date, but not in a period between the date specified for payment of interest and the date of actual payment thereof.

11.4	On the date of early redemption the Company will redeem the Debentures (Series A) which the holders thereof have requested to redeem, according to the balance of the par value thereof, plus linkage differentials and the interest which has accrued on the principal, calculated pro rata to the period commencing after the last date in respect of which the interest was paid and up to the aforesaid date of early redemption.

Fixing a date for early redemption as aforesaid shall not prejudice the rights of conversion and the rights stipulated in the Debentures (Series A) with respect to any holders of the Debentures (Series A) who did not redeem the Debentures on the date of early redemption as aforesaid, but the Debentures (Series A) shall be expunged from trading on the Stock Exchange and, inter alia, the tax implications arising from this, shall apply to them.

Early redemption of the Debentures (Series A) as aforesaid shall not confer on anyone who held Debentures (Series A) which were redeemed as aforesaid, the right to payment of interest in respect of the period subsequent to the date of redemption.

12.	Rights of conversion of Debentures (Series A) into shares

12.1	Terms of conversion

The Debentures (Series A) are convertible on any trading day, commencing from their listing for trading on the Stock Exchange and until August 16, 2016 (inclusive), (the last date for conversion will henceforth be referred to as: “Last Day for Conversion”), except the periods from August 17 until August 31 in each of the years 2013-2016 (inclusive), into registered ordinary shares of NIS 1 par value of the Company (hereinafter: “the Conversion Shares”), according to a conversion rate of NIS 100 par value debentures for one ordinary share of NIS 1 par value until August 31, 2008, and thereafter and until the Last Day for Conversion, according to a conversion rate of NIS 300 par value Debentures (Series A) for one ordinary share of NIS 1 par value (the conversion rates are subject to adjustments as described in Paragraph 2.10.13 of the Prospectus).

Every holder of Debentures (Series A) wishing to convert the Debentures (Series A) held by him which have not yet been converted at such time (hereinafter: “the Applicant”) shall lodge with the Company, through the banks and Stock Exchange members, or in the case of a registered holder of Debentures (Series A), directly with the Company, a conversion application in the customary form (hereinafter: “the Notice of Conversion”), accompanied by the debenture certificate.

The Applicant shall, at any time he is called upon by the Company to do so, sign any additional document that is necessary in accordance with the provisions of any law and the Company’s instructions for purposes of giving effect to the allotment of the Conversion Shares. The date on which the Stock Exchange clearing house (hereinafter: “the Clearing House”) receives a notice from a Stock Exchange member in regard to conversion of a Debenture shall be deemed to be “the day of conversion”. For these purposes, notice regarding a conversion received by the Stock Exchange Clearing House after the hour of 12 noon shall be deemed to have been received on the next trading day. The Company’s board of directors has the power to appoint any person the board of directors shall deem fit to sign any additional document required for purposes of allotting the Conversion Shares, for and on behalf of the Applicant. No fractional debenture certificates may be converted, but the Applicant shall be entitled to split the certificate, as described above.

12.2	Timetables for conversion

The bylaws of the Stock Exchange Clearing House with regard to the timetable for execution of an instruction for the conversion of Debentures (Series A) state as follows:

1.	A notice by a customer with regard to conversion received before the hour of 12:00 at the office of a Stock Exchange member shall be transferred by the member to the Clearing House not later than 12:00 noon on the next trading day on the Stock Exchange;

2.	Where the Clearing House has received notice from the Stock Exchange member regarding a conversion before the hour of 12:00 noon, the Stock Exchange Clearing House will credit the Nominees Company, by not later than 12:00 on the trading day following the day on which such notice was delivered to it;

3.	Where the Nominees Company has received a Notice of Conversion as referred to in sub-clause (b) above up to the hour of 12:00 noon, the Nominees Company will transfer the conversion application to the Company’s offices not later than 12:00 on the next trading day;

Any notice as enumerated in sub-clauses (a) to (c) above received after the hour of 12:00 noon, on a trading day, will be deemed to have been received before the hour of 12:00 noon on the next trading day.

Notwithstanding the foregoing, on the Last Day for Conversion prior to the final ex redemption or before partial ex redemption, as the case may be, Stock Exchange members are obliged to transfer the final conversion applications to the Clearing House before the hour of 12:00 noon. A Stock Exchange member who does not lodge the application up to the aforesaid hour, will be treated by the Clearing House as not having exercised its right. If the Last Day for Conversion before a partial redemption or the Last Day for Conversion falls on a day that is not a trading day, that day will be postponed to the next trading day.

Debentures (Series A) which have not been converted up to the end of the Conversion Period will not confer on the holder thereof any right to convert same into Conversion Shares, and the right of conversion in respect thereof will be null and void after that date.

A Notice of Conversion lodged with the Company cannot be revoked or altered.

The Applicant will not be entitled to an allotment of a fraction of one Conversion Share, but all surplus Conversion Shares that are created at the time of conversion, if any, will be sold by the Company on the Stock Exchange within 30 days after such surpluses have accumulated into whole shares in a reasonable quantity for sale on the Stock Exchange, having regard to the costs attendant thereon, and the net proceeds, after deduction of the selling expenses, commissions and other levies, will be paid to the persons entitled thereto, according to their pro rata share, within 14 business days from the date of the sale, provided that the Company will not send entitled persons checks in an amount of less than NIS 50 (however it will be possible to obtain payment in cash at the Company’s offices).

Within two trading days after the conversion, the Company will allot to every applicant the Conversion Shares that are due to him. Up to the end of the month following the date of allotment of the shares, the Company will deliver to each Applicant the appropriate share certificates. In light of the approval for listing for trading on the Stock Exchange of the Conversion Shares that will be allotted, and subject to the condition that at such time the Company’s ordinary shares are listed for trading on the Stock Exchange, the Company will, by taking all the steps available to it, cause the listing of the Conversion Shares for trading on the Stock Exchange within 3 days from the aforesaid time.

The Conversion Shares will confer on their holders the full dividend and any other distribution the effective date for the right to receive same is the date of conversion or subsequent thereto, and they will rank pari passu in all respects with the existing ordinary shares in the Company’s capital at such date.

The Debentures (Series A) that will be converted will be removed from circulation on the date of their conversion and will be absolutely void, retroactively to the date of the conversion, from the date of allotment of the Conversion Shares in respect thereof, and will not confer any right to any interest (including interest that has accrued) after the interest payment the last effective date for the payment of which fell prior to the date of conversion.

Debentures which are converted into shares after the effective date for payment of interest in respect thereof shall confer on the person who was registered in the register of debenture holders on the effective date for the payment of interest, the right to the interest the date for payment of which is at the interest payment date immediately thereafter, but not the interest payments the date for payment of which is subsequent thereto.

12.3	Provisions for protection of holders of the Debentures (Series A) during the Conversion Period

12.3.1	Distribution of bonus shares

If the Company should distribute bonus shares from the date of the Prospectus and up to the end of the Conversion Period, the rights of the debenture holders will be safeguarded in such a way that immediately after the effective date the number of shares a debenture holder will be entitled to upon conversion of the Debentures will increase, by the addition of a number of shares the debenture holder would have been entitled to receive as bonus shares, had he converted the Debenture prior to the effective date for receipt of the bonus shares.

The method of adjustment is not capable of being changed.

The number of Conversion Shares to which the debenture holders will be entitled will be adjusted only in the case of a distribution of bonus shares as aforesaid and in the case of a rights issue as described below, and not in the case of any other issues.

12.3.2	Rights issue

From the date of the Prospectus and up to the end of the Conversion Period, if securities of any class are offered to the ordinary shareholders of the Company, by way of a rights issue, where the effective date for the right to receive same falls prior to the date of conversion, the number of shares arising from the conversion will be adjusted for the benefit element inherent in the rights as expressed in relation to the closing price of the share on the Stock Exchange on the effective date for the offer of the rights as against the basic price “ex rights” as will be fixed by the Stock Exchange. The method of adjustment cannot be altered.

12.3.3	Adjustment in respect of distribution of dividend

If the Company distributes a cash dividend, the effective date for the right to receive same falls after the date of the Prospectus and during the Conversion Period, the conversion rate of the Debentures (Series A) in circulation will be adjusted by multiplying the ratio between the basic price “ex dividend” and the closing price fixed on the Stock Exchange for the Company’s shares on the effective date for the entitlement to receive the dividend. The Company shall give notice of the adjusted conversion rate as aforesaid not later than the day on which the Company’s shares are traded “ex” such dividend payment. The conversion rate of the Debentures (Series A) will be adjusted as aforesaid in respect of a distribution of a cash dividend – but not in respect of any other distribution.

12.4	Additional provisions for the protection of the debenture holders during the Conversion Period

From the date of publication of the Company’s Prospectus and so long as the Debentures (Series A) which are issued pursuant to the Company’s Prospectus have not been converted or been repaid, but under all circumstances not later than the end of the Conversion Period, the following provisions will apply:

12.4.1	The Company will refrain from a distribution of bonus shares likely to lead to a reduction in the price of a Conversion Share below its par value.

12.4.2	The Company will refrain from distributing a cash dividend and/or bonus shares and/or rights for the purchase of securities, if the effective date for the right to receive same is less than 10 business days after the date of passing of the resolution on the Company’s board of directors with regard to such distribution.

12.4.3	The Company will make available at its registered office, or at any other place of which the Company may give notice, during normal working hours, a copy of its last periodic report as well as interim financial statements published subsequent thereto, for the perusal of holders of Debentures (Series A). On a written request from any registered holder of Debentures (Series A), the Company will send him a copy of the aforesaid reports and statements.

12.4.4	Within ten days of any distribution of bonus shares and a transfer to a special fund, the Company will publish a notice in two widely circulating Hebrew dailies appearing in Israel, regarding the right of holders of the Debentures (Series A) to convert their debentures, coupled with an indication of the Conversion Period, the conversion rate and the number of Conversion Shares and the bonus shares to which a debenture holder will be entitled in consequence of the conversion at such time.

12.4.5	The Company will maintain a sufficient number of ordinary shares of NIS 1 par value in its authorized capital, to guarantee the allotment of all the shares likely to arise from a conversion of all the Debentures in circulation, and to the extent necessary will cause an increase of its authorized capital.

12.4.6	Not later than 21 days and not earlier than 30 days from the end of the Conversion Period, the Company will publish a notice in two widely circulating Hebrew dailies appearing in Israel (and will send a written notice to the Trustee) to all holders of the Debentures (Series A) whose names are registered in the register of holders of the Debentures (Series A), one month before the end of the Conversion Period, regarding the Last Day for Conversion of the Debentures. Such notice will indicate the conversion rate, the number of Conversion Shares and bonus shares to which the debenture holder will be entitled at the time of conversion during this period of time.

12.4.7	If the Company should consolidate the shares of NIS 1 par value in its issued capital into shares of a larger denomination, or sub-divide same into shares of a smaller denomination, the number of Conversion Shares that will be allotted in consequence of a conversion of the Debentures (Series A) after such act, will be increased or decreased, as the case may be.

12.4.8	A holder of a Debentures (Series A) will not be entitled to receive a fractional Conversion Share. All fractions of shares that come about as a result of such operation, after a reasonable number have accumulated for sale on the Stock Exchange, will be sold by the Company on the Stock Exchange during a period of one month from the date of the aforesaid allotment, and the net proceeds, after deduction of the selling expenses, commissions and other levies, will be paid to the persons entitled thereto within 15 days from the date of the sale. The Company will not send checks in respect of amounts of less than NIS 50 (but it will be possible to obtain the payment in cash at the Company’s offices).

12.4.9	According to the Stock Exchange directives, the terms and conditions of the Debentures (Series A) cannot be altered with regard to the method of linkage, the conversion rate and the dates of conversion.

Notwithstanding the foregoing it is possible, in accordance with the Stock Exchange directives, to alter the conversion rate or the Conversion Period, provided that this is done in the scope of an arrangement or compromise approved by the court in the scope of Section 350 of the Companies Law, 5759-1999.

12.5	Voluntary winding-up

The Company shall give written notice to every holder of the Debentures (Series A) and to the Trustee in the case of the passing of a resolution for the voluntary winding-up of the Company, and shall also publish a notice to that effect in two widely circulating Hebrew dailies published in Israel, and every holder of a Debenture (Series A) will be entitled to notify the Company in writing within 3 months from the date of the notice, of his desire to be deemed to have exercised the conversion right immediately prior to the passing of the resolution. In such case a holder of the Debenture (Series A) will be entitled to a payment equivalent to the amount which would have been due to him on a winding-up, had he held the Conversion Shares prior to the passing of the winding-up resolution, less an amount equivalent to the interest and/or the linkage differentials that were paid in respect of the Debentures (Series A) on the date of the resolution or subsequent thereto (apart from interest and/or linkage differentials the due date for payment of which fell before the date of the resolution, even if paid on or after the date of the resolution).

13.	Purchase of Debentures (Series A) by the Company and/or by a subsidiary and additional issues

13.1	The Company reserves the right to purchase on the open market at any time, whether on the Stock Exchange or off the Stock Exchange, Debentures forming part of this issue at any price it may deem fit, without prejudice to the obligation for repayment as set forth above. In the case of such a purchase by the Company, the Company will give notice to that effect in an immediate report, a copy of which shall be delivered to the Trustee. Debentures that are purchased by the Company will be cancelled and will be expunged from trading on the Stock Exchange, and the Company will not be entitled to reissue same.

13.2	A subsidiary of the Company, an investee company, an affiliate or the controlling shareholders are entitled to buy and sell Debentures at any time at such price as they see fit, and to sell same accordingly. In the case of a purchase and/or sale as aforesaid, the Company shall render an immediate report to that effect / a notice to the Trustee immediately after it becomes aware of the fact. The Debentures which are held as aforesaid by a subsidiary will be deemed to be an asset of the subsidiary, and will not be expunged from trading on the Stock Exchange.

At the time of holding of a meeting of debenture holders, the Trustee shall examine whether a conflict of interest exists amongst the holders of certificates, in accordance with the circumstances of the matter. The Company and the Trustee shall take steps to convene class meetings of certificate holders in accordance with the provisions of any law, decided cases, provisions of the Securities Law and the regulations and directives issued pursuant thereto, as the Trustee shall direct. It is presumed that a subsidiary, investee company, affiliate or the controlling shareholders (hereinafter in this clause: “Related Holders”) have conflicting interests. In a case in which any of the Related Holders holds Debentures (Series A), class meetings of debenture holders will be required in a manner that one of the classes of holders will be a group which does not include Related Holders. In a case that class meetings are held approval of a resolution shall require the approval of each of the class meetings that are called and at a meeting of all the debenture holders, all by the majority required in accordance with the provisions of this deed and the appendices hereto. The Trustee may, in its sole discretion, stipulate that such resolution does not require a meeting of Related Holders or that such meeting will not be called. Under no circumstances will a meeting of the Related Holders have the power to prevent the passing of a resolution brought for the approval of the class meetings.

13.3	The Company may at any time, subject to any law, including in the period up to the time of final redemption of the Debentures (Series A), issue additional Debentures (Series A) the terms and conditions of which will be identical to the terms and conditions of the Debentures (Series A) offered pursuant to the Company’s Prospectus, at the same rate of discount or at a different rate of discount (higher or lower) than the discount rate of the Debentures (Series A)[2], without requiring the consent of the Trustee and/or the consent of the holders Debentures (Series A) and without being obliged to obtain the Trustee’s consent to creating additional charges over its assets, but subject to giving notice to the Trustee in regard to an enlargement of the series as aforesaid, but the Trustee shall, in such case, have the right to demand an increase in its remuneration pro rata to the increase of the series, and the Company gives its consent in advance, by contracting under this deed, to an increase of the Trustee’s remuneration as aforesaid. The Company will apply to the Stock Exchange to list the additional Debentures (Series A) for trading on the Stock Exchange.

13.4	The Company will be entitled at any time, without requiring the consent of the Trustee and/or the consent of holders of the Debentures (Series A), to issue additional series of debentures, whether or not same confer a right to convert into shares of the Company as aforesaid, under the same conditions of redemption, interest, linkage, ranking for payment in the case of a winding-up and other conditions as the Company shall deem fit, whether same are more favorable than the terms and conditions of the Debentures (Series A), ranking pari passu with them or inferior thereto. This right the Company has shall in no way release the Trustee from examining such issue, to the extent that such obligation is imposed on the Trustee according to law, and it shall not have the effect of derogating from the rights of the Trustee and of a meeting of the debenture holders pursuant to this deed, including their right to make the Debentures (Series A) immediately due and payable as stated in Clause 7.2 or 7.3 below.

The Company shall notify the Trustee, and the Trustee shall notify the debenture holders with regard to the issue of debentures as aforesaid.

13.5	Nothing set forth above in this clause shall in itself oblige the Company or the debenture holders to buy debentures or sell debentures held by them.

13.6	The Company reserves the right to effect early repayment of the Debentures (Series A) on the fulfillment of the conditions set forth in Clause 6 of this deed.

[2]	With regard to the tax implications of an issue at a discount, see Paragraph 2.13 of the Company’s Prospectus.

14.	Waiver; compromise and modifications to the terms and conditions of the Debentures (Series A)

14.1	Subject to the provisions of any law, the Trustee may from time to time and at any time, if it has been persuaded that this does not, in its opinion, constitute a prejudice to the rights of holders of the Debentures (Series A), waive any breach or non-fulfillment by the Company of any of the conditions of this deed.

14.2	Subject to the provisions of the law and with prior approval to be obtained from a general meeting of holders of the Debentures (Series A) by a majority of 75% of the persons participating in the vote, at which holders of at least 50% of the balance of the par value of the Debentures (Series A) in circulation were personally present or represented by proxy, or at an adjourned meeting, at which holders of at least 10% of the aforesaid balance were personally present or represented by proxy, the Trustee may, either before or after the principal of the Debentures (Series A) is due for repayment, compromise with the Company in connection with any right or claim of holders of the Debentures (Series A) and may agree with the Company on any arrangement in connection with its rights or the rights of holders of the Debentures (Series A), including its waiving any right or claim of holders of the Debentures (Series A) vis-à-vis the Company pursuant to this deed. Where the Trustee has compromised with the Company after having received prior approval from the debenture holders as aforesaid, the Trustee will be released from all liability in respect of such act.

14.3	Subject to the provisions of the law, the Trustee and the Company may, either before or after the principal of the Debentures (Series A) is due for repayment, alter the Deed of Trust (including an alteration of the conditions of the Debentures (Series A)), if one of the following conditions is fulfilled:

14.3.1	The Trustee has been persuaded that the alteration is not prejudicial to holders of the Debentures (Series A).

14.3.2	The holders of the Debentures (Series A) have agreed to the proposed alteration, by way of a special resolution passed at a general meeting of holders of the Debentures (Series A) at which holders of at least 50% of the unpaid balance of the principal of the Debentures (Series A) in circulation are personally or represented by proxy, or at an adjourned meeting, at which the holders of at least 10% of the aforesaid balance were personally or represented by proxy.

14.4	The Company shall render an immediate report in regard to any such alteration or modification.

14.5	The general meetings as referred to in this clause shall be convened in the manner stated in the Second Schedule to this deed.

In every case of the exercise of the Trustee’s right pursuant to this clause as aforesaid, the Trustee will be entitled to demand from holders of the Debentures (Series A) to deliver their debenture certificates to it or to the Company, for purposes of recording a note with regard to any compromise, waiver, modification or amendment as aforesaid, and on the Trustee’s request, the Company will record such note on the certificates that are delivered to it.

15.	Meetings of holders of the Debentures (Series A)

The general meetings of holders of the Debentures (Series A) will be convened and conducted in accordance with the contents of the Second Schedule to the Deed of Trust.

16.	Immediate reports and notices to the Trustee

The Company shall render an immediate report in regard to any notice or invitation to a general meeting that may be sent to holders of the Debentures (Series A). Notices on the Magna system in the abovementioned matters will be deemed to be notices to the Trustee.

17.	Receipts as proof

Without derogating from any other condition contained in these Conditions, a receipt signed by one registered holder of a Debenture by any of the joint registered holders of a Debenture, will constitute proof of full discharge of any payment that was made by the Company in respect of the Debenture.

18.	Replacement of certificates of Debentures (Series A)

In the event that a debenture certificate should become worn, lost or destroyed, the Company shall be entitled to issue a new debenture certificate in its place, under the same conditions. The person requesting replacement of a Debenture shall bear all the expenses in relation to proof, indemnity and cover of expenses incurred by the Company for purposes of investigation with regard to the right of title, as the board of directors shall deem fit, on condition that in the case of a certificate having become worn and defaced, the defaced debenture certificate shall be returned to the Company before the new certificate is issued. Stamp duty and other levies, as well as other expenses attendant on the issue of a new certificate, shall be borne by the party requesting such certificate.

19.	Full tender offer

In accordance with Regulation 24 of the Securities Regulations (Tender Offer), 5760-2000, in the case of the Company’s shares being de-listed on the Stock Exchange as a consequence of the acceptance of a full tender offer, the party making the tender offer shall be obliged to offer to purchase all the convertible securities listed for trading on the Stock Exchange, under the conditions as set forth in the aforesaid regulation (hereinafter: “Tender Offer for Convertible Securities”).

Nothing in the foregoing shall prejudice the conversion rights of the Debentures (Series A) of any of the holders of the Debentures (Series A) who do not sell same in the scope of the Tender Offer for Convertible Securities, but if the Debentures (Series A) are expunged from trading on the Stock Exchange, the tax implications arising therefrom shall, inter alia, apply by virtue thereof.

20.	Making of debentures immediately due and payable

20.1	On the occurrence one or more of the events mentioned below:

20.1.1	If the Company does not pay any amount that is due from it in connection with the Debentures within 30 days after the due date for payment thereof has arrived.

20.1.2	If a provisional liquidator has been appointed by a court or a valid resolution has been passed for the winding-up of the Company (except a winding-up for purposes of merger with another company and/or a change in the structure of the Company) and such appointment or such resolution has not been set aside within 20 business days from the date on which it was given or taken.

20.1.3	If an attachment is imposed on material assets of the Company [of the Company], in whole or in part, and the attachment is not removed within 60 days.

20.1.4	An execution office act is executed against a material asset of the Company, in whole or in part, and the action is not set aside within 60 days.

20.1.5	If a receiver is appointed for the assets of the Company and/or for its material assets, in whole or in part, and the appointment is not set aside within 60 days.

20.1.6	If the Company ceases payments on the Debentures and/or gives notice of its intention to cease payments on the Debentures.

20.1.7	If the Company ceases to continue engaging in and/or carrying on its business and/or gives notice of its intention to cease continuing to engage in its business and/or to manage same.

20.1.8	If another series of debentures issued by the Company has been made immediately due and payable.

20.1.9	If a stay of proceedings order has been granted in accordance with Section 350 of the Companies Law, 5759-1999, against the Company, and such order has not been set aside within 60 (sixty) days from the date of its commencement.

20.1.10	If an application has been filed in relation to the Company for making an arrangement with creditors of the Company in accordance with Section 350 of the Companies Law, 5759-1999, or a stay of proceedings order has been granted against the Company in accordance with the aforesaid section, and the application or the order has not been withdrawn or set aside, within 60 days from the date of the filing or grant thereof, as the case may be.

20.1.11	If the Company is liquidated or expunged for any reason.

20.1.12	If there is a genuine fear that the Company will cease payments of the Debentures and/or will cease to continue its business and/or is about to cease carrying on its business and/or a genuine fear exists that it will cease conducting its business.

20.1.13	On the occurrence of any other event that constitutes material prejudice and/or could cause material prejudice to the rights of the holders of the Debentures (Series A).

The provisions of Clauses 17.2 or 17.3 [sic] below, as the case may be, shall apply.

For purposes of this clause “material asset” means – an asset the value of which in the Company’s books exceeds 25% of the Company’s equity capital according to the last financial statements it published.

20.2	On the occurrence of any of the events mentioned in Clauses 17.1.1 to 17.1.11 (inclusive) above:

20.2.1	The Trustee will be obliged to call a meeting of holders of Debentures (Series A) the date for convening of which shall be after the elapse of 30 days from the date on which it is called (or such shorter period in accordance with the provisions of Clause 7.2.4 below) the agenda of which shall contain a resolution with regard to making the entire unpaid balance of the Debentures (Series A) immediately due and payable by virtue of the occurrence of one of the events mentioned in Clauses 17.1.1 to 17.1.11 (inclusive) above.

20.2.2	In a case in which up to the date for convening the meeting any of the events mentioned in Clauses 17.1.1 to 17.1.11 (inclusive) above has not been set aside or withdrawn, and a resolution of the meeting of debenture holders as aforesaid has been passed as a special resolution (as defined in the Second Schedule to this deed), the Trustee will be obliged, within a reasonable time, to make the entire unpaid balance of the Debentures (Series A) immediately due and payable.

20.2.3	A copy of the notice calling such meeting shall be sent by the Trustee to the Company immediately upon publication of the notice and will constitute a prior written warning to the Company regarding the Trustee’s intention to act as aforesaid.

20.2.4	The Trustee may, in its discretion, shorten the period of 30 days as aforesaid (in Clause 20.2.1 above) in a case in which the Trustee believes that any postponement in making the Company’s debt payable endangers the rights of the holders of the Debentures (Series A), but under no circumstances shall the aforesaid period be shortened to less than 7 days.

20.3	On the occurrence of any of the events mentioned in Clauses 17.1.12 to 17.1.13 (inclusive) above:

20.3.1	Each of the debenture holders and the Trustee will be entitled (but not obliged) to call a meeting of the holders of the Debentures (Series A) the time for convening of which shall be after the elapse of 30 days from the date it is called (or a shorter period in accordance with the provisions of Clause 7.2.4 below), the agenda of which shall contain a resolution with regard to making of the entire unpaid balance of the Debentures (Series A) immediately due and payable by virtue of the occurrence of any of the events set forth in Clauses 17.1.12 to 17.1.13 (inclusive) above.

20.3.2	In a case in which a resolution is passed at a meeting of debenture holders as referred to in Clause 17.3.1 above as a special resolution (as defined in the Second Schedule to this deed), the Trustee will be obliged, within a reasonable time, to make the entire unpaid balance of the Debentures (Series A) immediately due and payable.

20.3.3	A copy of the notice calling such meeting shall be sent by the party calling the meeting to the Company and to the Trustee immediately upon the publication of the notice and this will constitute prior written warning to the Company of the intention to act in the aforesaid manner.

20.3.4	A debenture holder or the Trustee, as the case may be, who calls the meeting will be entitled, at his or its discretion, to shorten the aforesaid 30 day period (as mentioned in Clause 17.3.1 above) in a case in which the party calling the meeting is of the opinion that any postponement in making the Company’s debt payable endangers the rights of holders of the Debentures (Series A), but under no circumstances shall the aforesaid period be shortened to less than 7 days.

20.3.5	The Trustee will be responsible for reporting to the debenture holders in regard to the occurrence of any of the events mentioned in Clauses 17.1.12 to 17.1.13 (inclusive) above, whether on the strength of publicized reports the Company may publish or in accordance with the notice the Company may send to it in accordance with a provisions of Clause 22 below, shortly after this has been brought to the notice of the Trustee and/or has been delivered to it.

21.	Notices

21.1	Any notice by the Company and/or the Trustee to holders of the Debentures (Series A) shall be given as follows:

21.1.1	By reporting on the Magna system of the Securities Authority; (the Trustee is entitled to instruct the Company, and the Company will be obliged immediately to render a report on behalf of the Trustee to the Magna system in such text as will be transmitted to the Company in writing by the Trustee);

and also by:

21.1.2	A notice to be published in two widely circulating Hebrew dailies published in Israel;

or

By sending a notice by registered mail to every registered holder of Debentures (Series A) according to the last address recorded in the register of debenture holders (in the case of joint holders – to the joint holder whose name stands first in the register).

21.2	Any notice or demand by the Trustee to the Company may be given by way of a letter sent by registered mail according to the address set forth in the Deed of Trust, or according to another address of which the Company shall notify the Trustee in writing, or by the transmission thereof by facsimile or via messenger, and any such notice or demand shall be deemed to have been received by the Company: (1) in the case of dispatch by registered mail – after three business days from the date of its posting; (2) in the case of transmission by facsimile (coupled with telephonic confirmation as to the receipt thereof) – after one business day from the day of its transmission; (3) and in the case of delivery via a messenger – upon delivery thereof by the messenger to the addressee or the offer thereof to the addressee, as the case may be.

21.3	Any notice or demand by the Company to the Trustee may be given by way of a letter sent by registered mail according to the address set forth in the Deed of Trust, or according to another address of which the Trustee shall notify the Company in writing, or by the transmission thereof by facsimile or via messenger, and any such notice or demand will be deemed to have been received by the Trustee: (1) in the case of dispatch by registered mail – after three business days from the date of its posting; (2) in the case of transmission by facsimile (coupled with telephonic confirmation as to the receipt thereof) – after one business day from the day of its transmission; (3) and in the case of delivery via a messenger – upon delivery thereof by the messenger to the addressee or the offer thereof to the addressee, as the case may be.

21.4	Copies of notices and invitations to meetings which the Company and/or the Trustee give to holders of the Debentures (Series A) shall be sent by the Company also by way of an immediate report a copy of which shall be delivered to the Trustee.